SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 AUG 22 A 10:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 August 2006

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06016230

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 17 August 2006 as published in the South China Morning Post in Hong Kong on 18 August 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr Bric Luk

E:\cherry\CWTC-Listco\2nd Q\ltr re sub of docs.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 3 – CONTENTS AND FORMATS OF HALF YEAR REPORT (2003 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 IN DUE COURSE.

SUMMARY

On 17 August 2006, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2006 which will be published in the newspapers in PRC on 18 August 2006. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 17 August 2006, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2006 which will be published in the newspapers in PRC on 18 August 2006. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2006

	For the six months ended 30 June	
	2006	**2005**
	RMB	*RMB*
Revenue from principal activity	396,205,146	384,096,403
Less: Cost of sales	(137,219,961)	(135,165,761)
Business tax & surcharge	(20,119,298)	(19,267,224)
Profit from principal activity	238,865,887	229,663,418
Add: Profit from other activities	–	–
Less: Operating expenses	(5,543,782)	(3,576,835)
Administrative expenses	(23,917,846)	(24,008,642)
Financial expenses	(37,424,057)	(9,685,176)
Operating profit	171,980,202	192,392,765
Add: Investment gain	3,966,196	3,554,670
Subsidy	–	–
Non-Operating income	550,344	314,849
Less: Non-Operating expenses	(347,299)	(895,665)
Profit before tax	176,149,443	195,366,619
Less: Income tax	(57,652,647)	(63,297,943)
Minority interests	–	–
Net Profit	118,496,796	132,068,676

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA CURRENTLY HAS AN EFFECTIVE INTEREST OF 37.5%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2006 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 17 August 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*